                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934




                          Glacier Water Services, Inc.
        ----------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $.01 par value
        ----------------------------------------------------------------
                         (Title of Class of Securities)




                                    376395109
                  --------------------------------------------
                                 (CUSIP Number)

                               Page 1 of 10 pages
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-----------------------
  CUSIP NO. 376395109                   13G
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Goldman, Sachs & Co.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      New York

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          133,400
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          227,700
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      227,700

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      7.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      BD-PN-IA

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 10 pages

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-----------------------
  CUSIP NO. 376395109                   13G
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Goldman Sachs Group, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          133,400
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          227,700
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      227,700

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      7.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      HC-PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 10 pages

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Item 1(a).         Name of Issuer:
                   Glacier Water Services, Inc.

Item 1(b).         Address of Issuer's Principal Executive Offices:
                   2261 Cosmos Court
                   Carlsbad, CA   92009

Item 2(a).         Name of Persons Filing:
                   Goldman, Sachs & Co. and The Goldman Sachs Group, L.P.

Item 2(b).         Address of Principal Business Office or, if None, Residence:
                   85 Broad Street
                   New York, NY  10004

Item 2(c).         Citizenship:
                   Goldman, Sachs & Co. - New York
                   The Goldman Sachs Group, L.P. - Delaware

Item 2(d).         Title and Class of Securities:
                   Common Stock, $.01 par value

Item 2(e).         CUSIP Number:
                   376395109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a :

          (a).X    Broker or dealer registered under Section 15 of the Act,
                             Goldman, Sachs & Co.

          (b).     Bank as defined in Section 3(a)(6) of the Act,

          (c).     Insurance Company as defined in Section 3(a)(19) of the Act,

          (d). Investment Company registered under Section 8 of the Investment Company Act,

          (e).X Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
                             Goldman, Sachs & Co.

          (f). Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

                               Page 4 of 10 pages
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          (g).X    Parent Holding Company, in accordance with Rule 13d-
                   1(b)(ii)(G); see Item 7,
                             The Goldman Sachs Group, L.P.

          (h).     Group, in accordance with Rule 13d-1(b)(ii)(H).

Item 4.            Ownership.*

          (a).     Amount beneficially owned:
                   See the response(s) to Item 9 on the attached cover page(s).

          (b).     Percent of Class:
                   See the response(s) to Item 11 on the attached cover page(s).

          (c).     Number of shares as to which such person has:

                   (i).      Sole power to vote or to direct the vote:
                                       See the response(s) to Item 5 on the
                                       attached cover page(s).

                   (ii).     Shared power to vote or to direct the vote:
                                       See the response(s) to Item 6 on the
                                       attached cover page(s).

                   (iii). Sole power to dispose or to direct the disposition of:
                                       See the response(s) to Item 7 on the
                                       attached cover page(s).

                   (iv). Shared power to dispose or to direct the disposition of:
                                       See the response(s) to Item 8 on the
                                       attached cover page(s).

Item 5.            Ownership of Five Percent or Less of a Class.
                             Not Applicable

Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person.
                             Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                             See Exhibit (99.2)

----------------------------------
* The Goldman Sachs Group, L.P. ("GS Group") and Goldman, Sachs & Co. ("Goldman Sachs") each disclaim beneficial ownership of the Common Stock beneficially owned by (i) managed accounts and (ii) certain investment limited partnerships, of which a subsidiary of GS Group or Goldman Sachs is the general partner or managing general partner, to the extent partnership interests in such partnerships are held by persons other than GS Group, Goldman Sachs or their affiliates.

                               Page 5 of 10 pages
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Item 8.            Identification and Classification of Members of the Group.
                             Not Applicable

Item 9.            Notice of Dissolution of Group.
                             Not Applicable

Item 10.           Certification.

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                               Page 6 of 10 pages
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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 1998


                                             THE GOLDMAN SACHS GROUP, L.P.


                                             By: /s/ Hans L. Reich
                                                ----------------------------
                                             Name:  Hans L. Reich
                                             Title: Attorney-in-fact



                                             GOLDMAN, SACHS & CO.


                                             By: /s/ Hans L. Reich
                                                ----------------------------
                                             Name:  Hans L. Reich
                                             Title: Attorney-in-fact

                               Page 7 of 10 pages
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                                INDEX TO EXHIBITS




Exhibit No.         Exhibit
-----------         -------

  99.1 Joint Filing Agreement, dated February 14, 1998, between The Goldman Sachs Group, L.P. and Goldman, Sachs & Co.

  99.2              Item 7 Information

                               Page 8 of 10 pages
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                                                                  EXHIBIT (99.1)



                             JOINT FILING AGREEMENT



   In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on
Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $.01 par value of Glacier Water Services, Inc., and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.



Date:  February 14, 1998


                                       THE GOLDMAN SACHS GROUP, L.P.


                                       By: /s/ Hans L. Reich
                                          ----------------------------------
                                       Name:  Hans L. Reich
                                       Title: Attorney-in-fact



                                       GOLDMAN, SACHS & CO.


                                       By: /s/ Hans L. Reich
                                          ----------------------------------
                                       Name:  Hans L. Reich
                                       Title: Attorney-in-fact

                               Page 9 of 10 pages
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                                                                  EXHIBIT (99.2)



                              ITEM 7 INFORMATION



   Goldman, Sachs & Co. is a broker or dealer registered under Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

                              Page 10 of 10 pages